UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

BOULDER BRANDS, INC.

(Name of Subject Company (Issuer))

SLOPE ACQUISITION INC.

a wholly owned subsidiary of

PINNACLE FOODS INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class Of Securities)

101405108

(CUSIP Number of Class of Securities)

M. Kelley Maggs, Esq.

Executive Vice President, Secretary and General Counsel

Pinnacle Foods Inc.

399 Jefferson Road

Parsippany, New Jersey 07054

(973) 541-6620

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Robert I. Townsend, III, Esq.

Jonathan L. Davis, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$789,124,226	$79,464.81

(1)	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $11.00 (i.e., the per share tender offer price) by (y) the sum of (a) 63,116,425, the number of shares of common stock issued and outstanding, plus (b) 8,317,141, the number of shares of common stock reserved for issuance upon the exercise and vesting of outstanding options, plus (c) 25,000, the number of shares of common stock reserved for issuance upon the exercise and vesting of outstanding stock appreciation rights, plus (d) 280,000, the number of shares of common stock reserved for issuance upon the vesting and settlement of restricted stock unit awards. The foregoing share figures have been provided by the issuer to the offerors and are as of December 7, 2015, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $79,464.81	Filing Party: Pinnacle Foods Inc. and Slope Acquisition Inc.
Form or Registration No.: Schedule TO	Date Filed: December 9, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO relating to the offer of Slope Acquisition Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Pinnacle Foods Inc., a Delaware corporation (“Pinnacle”), to purchase all outstanding shares of common stock, par value $0.0001 per share (each a “Share”), of Boulder Brands, Inc., a Delaware corporation (“Boulder”), at a price of $11.00 per Share, net to the seller in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 9, 2015 (as it may be amended or supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by:

Amending and restating in its entirety the second paragraph of the section entitled “United States Antitrust Compliance” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase to read as follows:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Boulder and Pinnacle promptly filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer on December 7, 2015. On December 16, 2015, the FTC granted early termination of the waiting period under the HSR Act applicable to the Offer and the Merger. Accordingly, the Regulatory Condition has been satisfied.”

The second to last paragraph of the section entitled “United States Antitrust Compliance” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby deleted.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2015

SLOPE ACQUISITION INC.

By:	/s/ M. Kelley Maggs

Name:	M. Kelley Maggs
Title:	Vice President and Secretary

PINNACLE FOODS INC.

By:	/s/ Craig Steeneck

Name:	Craig Steeneck
Title:	Executive Vice President and Chief Financial Officer